# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Lions Gate Entertainment Corp., CIK 0000929351
CUSIP: 535919401
Title of class of securities: Class A Voting Shares, no par value
Address of issuer's principal executive offices: 250 Howe Street, 20th Floor, Vancouver, British Columbia Canada (A1), V6C 3R8
Date of event which requires filing of this statement: 01/27/2025
Amends the filing with accession number 0000947871-15-000848
Filed by CIK 0001570585
Persons authorized to receive notices and communications: Bryan H. Hall, Liberty Global Ltd., 1550 Wewatta Street, Suite 1000, Denver, Colorado (CO), 80202, 1-303-220-6600

## Reporting persons
- Liberty Global Ltd. (CIK 0001570585): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); source of funds: bank loan (BK), working capital (WC); sole voting power 0; shared voting power 4,049,972; sole dispositive power 0; shared dispositive power 4,049,972; aggregate amount beneficially owned 4,049,972 (4.8% of the class); the aggregate amount excludes certain shares
  Comment: The amounts listed above do not include the (A) 20,233,455 Class A Voting Shares, no par value (the "Voting Shares"), of Lions Gate Entertainment Corp. (the "Issuer") held by various funds affiliated with MHR Fund Management LLC ("MHR") and Mark H. Rachesky ("Dr. Rachesky"), or (B) 2,500,000 Voting Shares held by a subsidiary of Warner Bros. Discovery, Inc. (formerly known as Discovery, Inc.) ("Discovery"), of which the reporting persons may be deemed to have beneficial ownership as a result of the Voting and Standstill Agreement. See Items 5 and 6 of this Schedule 13D.
  
  The percentage calculated in Row (11) is based on an aggregate 83,691,063 Voting Shares outstanding as of January 17, 2025, as reported on a Registration Statement on Form S-4 filed by the Issuer on January 27, 2025.
- Liberty Global Ventures Limited (CIK 0001658493): type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); source of funds: bank loan (BK), working capital (WC); sole voting power 0; shared voting power 4,049,972; sole dispositive power 0; shared dispositive power 4,049,972; aggregate amount beneficially owned 4,049,972 (4.8% of the class); the aggregate amount excludes certain shares
  Comment: The amounts listed above do not include the (A) 20,233,455 Voting Shares held by various funds affiliated with MHR and Dr. Rachesky, or (B) 2,500,000 Voting Shares held by a subsidiary of Discovery, of which the reporting persons may be deemed to have beneficial ownership as a result of the Voting and Standstill Agreement. See Items 5 and 6 of this Schedule 13D.
  
  The percentage calculated in Row (11) is based on an aggregate 83,691,063 Voting Shares outstanding as of January 17, 2025, as reported on a Registration Statement on Form S-4 filed by the Issuer on January 27, 2025.
  
  This Amendment No. 8 (this "Amendment") amends and supplements the Schedule 13D filed by the Reporting Persons on November 20, 2015 (the "Original Schedule 13D") and amended by Amendment No. 1 filed June 30, 2016 ("Amendment No. 1"), Amendment No. 2 filed February 10, 2017 ("Amendment No. 2"), Amendment No. 3 filed September 3, 2019 ("Amendment No. 3"), Amendment No. 4 filed September 6, 2019 ("Amendment No. 4"), Amendment No. 5 filed September 8, 2020 ("Amendment No. 5"), Amendment No. 6 filed September 18, 2020 ("Amendment No. 6") and Amendment No. 7 filed May 15, 2024 ("Amendment No. 7"), with respect to the Issuer (the Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7, the "Schedule 13D"). Capitalized terms used in this Amendment and not otherwise defined have the same meanings ascribed to them in the Schedule 13D. Unless specifically amended hereby, the disclosure set forth in the Schedule 13D remains unchanged.

## Item 1. Security and Issuer
Title of class of securities: Class A Voting Shares, no par value
Name of issuer: Lions Gate Entertainment Corp.
Address of issuer's principal executive offices: 250 Howe Street, 20th Floor, Vancouver, British Columbia Canada (A1), V6C 3R8

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses of each Reporting Person to Rows (7) through (13) of their respective cover pages to this Statement are incorporated herein by reference.

LGVL holds all 4,049,972 of the Voting Shares directly. Because LGVL is a direct wholly owned subsidiary of Liberty Global, Liberty Global may be deemed to beneficially own all of the 4,049,972 Voting Shares and share voting and dispositive power over the Voting Shares with LGVL.

The Reporting Persons are required to vote the Voting Shares in respect of certain matters in accordance with the Voting and Standstill Agreement. See the description of the Voting and Standstill Agreement in Item 6 of this Statement, which is incorporated herein by reference.

The beneficial ownership information set forth above does not include any securities of the Issuer beneficially owned by the Seller Funds or their affiliates (including MHR and Mark H. Rachesky, M.D., the Non-Executive Chairman of the Issuer's Board ("Dr. Rachesky")), John C. Malone, chairman of the board of directors of Liberty Global ("Dr. Malone"), Discovery or DLIL (together, the "Other Parties"). As a result of the Investor Rights Agreement and Voting and Standstill Agreement described in Item 6 of this Statement, the Reporting Persons may be deemed to beneficially own and share voting and/or dispositive power over the Shares beneficially owned by the Other Parties and their respective affiliates. Based on a Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on January 28, 2025, by MHR Institutional Partners III LP, MHR Institutional Advisors III LLC, MHR Fund Management LLC, MHR Holdings LLC and Dr. Rachesky, various funds affiliated with MHR Fund Management (including the Seller Funds) and Dr. Rachesky beneficially own an aggregate of 20,233,455 Voting Shares (approximately 24.2% of the total number of Voting Shares outstanding). Based on a Schedule 13D filed with the SEC on October 2, 2019 by Dr. Malone, Dr. Malone does not beneficially own any Voting Shares. Based on a Schedule 13D filed with the SEC on [December 17, 2021], by Discovery, Discovery and DLIL beneficially own an aggregate of 2,500,000 Voting Shares (approximately 3.0% of the total number of Voting Shares outstanding).

This Statement is not an admission or acknowledgment that the Reporting Persons constitute a "group" within the meaning of Rule 13d-5(b)(1) under the Act with any or all of the Other Parties.
Number of shares as to which each person has sole or shared power to vote or dispose: Item 5(a) of this Statement is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Not applicable.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented to include the following information:

Separation Transactions and Related Agreements

On January 27, 2025, the Issuer filed with the SEC a Registration Statement on Form S-4 (the "Separation Registration Statement") describing its intent to implement a plan of arrangement to separate the businesses of Studios, which encompasses its motion picture and television studio operations (the "Studios Business"), from the other businesses of the Issuer, including the STARZ-branded premium subscription platforms (the "Starz Business"), through a series of transactions (the "Separation Transactions") that, if approved by the Issuer's shareholders, will result in the pre-transaction shareholders of the Issuer owning shares in two separately traded public companies: (1) the Issuer, which will be renamed "Starz Entertainment Corp." and will hold, directly and through subsidiaries, the Starz Business, and will continue to be owned by the Issuer's shareholders (thereafter referred to herein as "Starz"), and (2) a newly incorporated entity formed under the laws of the Province of British Columbia ("New Lionsgate"), which will be renamed "Lionsgate Studios Corp." and will hold, directly and through subsidiaries, the Studios Business and will be owned by the Issuer's shareholders and Studios' shareholders.

In connection with the completion of the Separation Transactions, among other things:

o The Issuer's shareholders, including LGVL, will first receive in exchange for each Voting Share that they hold:
o One (1) New Lionsgate Class A voting common share, without par value ("New Lionsgate Class A Share"); and
o One (1) New Lionsgate Class C preferred share, with one-half (1/2) of a vote per share, without par value ("New Lionsgate Class C Preferred Share").

o The Issuer's shareholders, including LGVL, will first receive, in exchange for each outstanding Class B non-voting share of the Issuer, without par value ("Non-Voting Share"), that they hold:
o One (1) New Lionsgate Class B non-voting common share, without par value ("New Lionsgate Class B Share"); and
o One (1) New Lionsgate Class C Preferred Share.

o Such exchange transactions by the Issuer's shareholders are collectively referred to as the "Initial Share Exchange."
o The Issuer will change its name to Starz Entertainment Corp. and create a new class of voting common shares ("Starz Common Shares").
o New Lionsgate will create a new class of common shares, without par value ("New Lionsgate Common Shares") and New Lionsgate's shareholders (formerly the Issuer's shareholders, including LGVL) will receive, in exchange for each:
o New Lionsgate Class A Share they hold, together with each New Lionsgate Class C Preferred Share they hold and which was issued in exchange for a Voting Share in the Initial Share Exchange, one and twelve one-hundredths (1.12) New Lionsgate Common Shares and one and twelve one-hundredths (1.12) Starz Common Shares; and
o New Lionsgate Class B Share they hold, together with each New Lionsgate Class C Preferred Share they hold and which was issued in exchange for a Non-Voting Share in the Initial Share Exchange, one (1) New Lionsgate Common Share and one (1) Starz Common Share.

Attached to the Separation Registration Statement are forms of the following agreements that LGVL and Liberty Global and certain other investors have agreed to enter into with New Lionsgate and Starz in connection with the consummation of the Separation Transactions:

New Lionsgate Investor Rights Agreement

LGVL and Liberty Global will enter into an investor rights agreement with New Lionsgate, MHR and the Seller Funds (the "New Lionsgate Investor Rights Agreement").

The New Lionsgate Investor Rights Agreement provides that for so long as Liberty Global and its controlled affiliates beneficially own at least 5,000,000 New Lionsgate Common Shares in the aggregate, New Lionsgate will include one designee of Liberty Global on its slate of director nominees for election to the board of directors of New Lionsgate (the "New Lionsgate Board") at each future annual meeting of New Lionsgate's shareholders. Mr. Fries will be the initial designee of Liberty Global. The New Lionsgate Investor Rights Agreement further provides that (1) for so long as funds affiliated with MHR beneficially own at least 10,000,000 New Lionsgate Common Shares in the aggregate, New Lionsgate will include three designees of MHR (at least one of whom will be an independent director and will be subject to approval of the New Lionsgate Board) on its slate of director nominees for election to the New Lionsgate Board at each future annual meeting of New Lionsgate's shareholders, (2) for so long as funds affiliated with MHR beneficially own at least 7,500,000 New Lionsgate Common Shares, but less than 10,000,000 New Lionsgate Common Shares, in the aggregate, New Lionsgate will include two designees of MHR on its slate of director nominees for election to the New Lionsgate Board at each future annual meeting of New Lionsgate's shareholders, and (3) for so long as funds affiliated with MHR beneficially own at least 5,000,000 New Lionsgate Common Shares, but less than 7,500,000 New Lionsgate Common Shares, in the aggregate, New Lionsgate will include one designee of MHR on its slate of director nominees for election to the New Lionsgate Board at each future annual meeting of New Lionsgate's shareholders.

Liberty Global will agree in the New Lionsgate Investor Rights Agreement that if it or any of its controlled affiliates sell or transfer any of their New Lionsgate Common Shares to a shareholder or group of shareholders that beneficially own 5% or more of the New Lionsgate Common Shares, or that would result in a person or group of persons beneficially owning 5% or more of the New Lionsgate Common Shares, any such transferee will be required to agree to the transfer and voting provisions set forth in the New Lionsgate Investor Rights Agreement, subject to certain exceptions.

New Lionsgate will also agree in the New Lionsgate Investor Rights Agreement to provide Liberty Global and MHR with certain pre-emptive rights on New Lionsgate Common Shares that New Lionsgate may issue in the future for cash consideration.

Upon execution of the New Lionsgate Investor Rights Agreement and the Starz Investor Rights Agreement, the existing Studios Investor Rights Agreement will be automatically terminated and of no further force or effect.

The foregoing description of the New Lionsgate Investor Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of New Lionsgate Investor Rights Agreement, which is included as Exhibit 99.13 to this Statement and incorporated herein by reference.

New Lionsgate Voting Agreement

LGVL and Liberty Global will enter into a voting agreement with New Lionsgate, MHR and the Seller Funds (the "New Lionsgate Voting Agreement"). Under the New Lionsgate Voting Agreement, Liberty Global will agree to vote, in any vote of New Lionsgate's shareholders on a merger, amalgamation, plan of arrangement, consolidation, business combination, third party tender offer, asset sale or other similar transaction involving New Lionsgate or any of New Lionsgate's subsidiaries (and any proposal relating to the issuance of capital, any increase in the authorized capital or, subject to certain exceptions, any amendment to any constitutional documents in connection with any of the foregoing), all of the New Lionsgate Common Shares beneficially owned by it and its controlled affiliates in excess of 18.5% of New Lionsgate's outstanding voting power in the aggregate in the same proportion as the votes cast by shareholders other than Liberty Global and its affiliates.

In addition, Liberty Global and MHR will agree that for so long as either of them has the right to nominate at least one representative to the New Lionsgate Board, each of them will vote all of the New Lionsgate Common Shares owned by them and their respective controlled affiliates in favor of the other's respective director nominees, subject to certain exceptions set forth in the New Lionsgate Voting Agreement.

Under the New Lionsgate Voting Agreement, Liberty Global will agree that if it or any of its controlled affiliates sells or transfers any of its New Lionsgate Common Shares to a shareholder or group of shareholders that beneficially own 5% or more of the New Lionsgate Common Shares, or that would result in a person or group of persons beneficially owning 5% or more of the New Lionsgate Common Shares, any such transferee will be required to agree to the transfer and voting provisions set forth in the New Lionsgate Voting Agreement.

The foregoing description of the New Lionsgate Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of New Lionsgate Voting Agreement, which is included as Exhibit 99.14 to this Statement and incorporated herein by reference.

New Lionsgate Registration Rights Agreement

LGVL will enter into a registration rights agreement with New Lionsgate (the "New Lionsgate Registration Rights Agreement"), which will provide LGVL (together with certain of its affiliates) with certain registration rights, subject to the terms and conditions set forth therein. Among other things, LGVL will be entitled to two demand registration rights to request that New Lionsgate register all or a portion of its New Lionsgate Common Shares. In addition, in the event that New Lionsgate proposes to register any New Lionsgate Common Shares or securities convertible into or exchangeable for New Lionsgate Common Shares, either for New Lionsgate's own account or for the account of other security holders, LGVL will be entitled to certain "piggyback" registration rights allowing LGVL to include its shares in such registration, subject to customary limitations.

The registration rights described above will terminate on the first anniversary of the date that LGVL (together with certain of its affiliates) (i) beneficially owns less than 2% of the New Lionsgate Common Shares outstanding at the time of the consummation of the Separation Transactions and (ii) ceases to have a designated representative on the New Lionsgate Board.

The foregoing description of the New Lionsgate Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of New Lionsgate Registration Rights Agreement, which is included as Exhibit 99.15 to this Statement and incorporated herein by reference.

Starz Investor Rights Agreement

LGVL and Liberty Global will enter into an investor rights agreement with Starz, DLIL, Discovery, MHR and the Seller Funds (the "Starz Investor Rights Agreement"). The Starz Investor Rights Agreement provides that (1) for so long as Liberty Global and Discovery and their respective controlled affiliates beneficially own at least 10,000,000 Starz Common Shares in the aggregate, Starz will include one designee of Liberty Global and one designee of Discovery on its slate of director nominees for election to the board of directors of Starz (the "Starz Board") at each future annual meeting of Starz's shareholders, and (2) for so long as Liberty Global and Discovery and their respective controlled affiliates beneficially own at least 5,000,000, but less than 10,000,000, Starz Common Shares in the aggregate, Starz will include one designee of Liberty Global and Discovery, collectively, on its slate of director nominees for election to the Starz Board at each future annual meeting of Starz's shareholders, selected by (a) Liberty Global, if Liberty Global and its controlled affiliates exceed such 5,000,000 share threshold, but Discovery and its controlled affiliates did not, (b) Discovery, if Discovery and its controlled affiliates exceed such 5,000,000 share threshold, but Liberty Global and its controlled affiliates did not, and (c) Liberty Global and Discovery, jointly, if neither Liberty Global nor Discovery (together with their respective controlled affiliates) exceeds such 5,000,000 share threshold. Mr. Fries will be the initial designee of Liberty Global.

The Starz Investor Rights Agreement further provides that (1) for so long as funds affiliated with MHR beneficially own at least 10,000,000 Starz Common Shares in the aggregate, Starz will include three designees of MHR (at least one of whom will be an independent director and will be subject to approval of the Starz Board) on its slate of director nominees for election to the Starz Board at each future annual meeting of Starz's shareholders, (2) for so long as funds affiliated with MHR beneficially own at least 7,500,000 Starz Common Shares, but less than 10,000,000 Starz Common Shares, in the aggregate, Starz will include two designees of MHR on its slate of director nominees for election to the Starz Board at each future annual meeting of Starz's shareholders, and (3) for so long as funds affiliated with MHR beneficially own at least 5,000,000 Starz Common Shares, but less than 7,500,000 Starz Common Shares, in the aggregate, Starz will include one designee of MHR on its slate of director nominees for election to the Starz Board at each future annual meeting of Starz's shareholders.

Liberty Global and Discovery will agree that if they or any of their respective controlled affiliates sell or transfer any of their Starz Common Shares to a shareholder or group of shareholders that beneficially own 5% or more of the Starz Common Shares, or that would result in a person or group of persons beneficially owning 5% or more of the Starz Common Shares, any such transferee will be required to agree to the transfer and voting provisions set forth in the Starz Investor Rights Agreement, subject to certain exceptions.

Starz will also agree in the Starz Investor Rights Agreement to provide Liberty Global, Discovery and MHR with certain pre-emptive rights on Starz Common Shares that Starz may issue in the future for cash consideration.

Upon execution of the Starz Investor Rights Agreement and the New Lionsgate Investor Rights Agreement, the existing Investor Rights Agreement will be automatically terminated and of no further force or effect.

The foregoing description of the Starz Investor Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Starz Investor Rights Agreement, which is included as Exhibit 99.16 to this Statement and incorporated herein by reference.

Starz Voting Agreement

LGVL and Liberty Global will enter into a voting agreement with Starz, Discovery, DLIL, MHR and the Seller Funds (the "Starz Voting Agreement"). Under the Starz Voting Agreement, Liberty Global and Discovery will agree to vote, in any vote of Starz's shareholders on a merger, amalgamation, plan of arrangement, consolidation, business combination, third party tender offer, asset sale or other similar transaction involving Starz or any of Starz's subsidiaries (and any proposal relating to the issuance of capital, any increase in the authorized capital or, subject to certain exceptions, any amendment to any constitutional documents in connection with any of the foregoing), all of the Starz Common Shares beneficially owned by them and their respective controlled affiliates in excess of 18.5% of Starz's outstanding voting power in the aggregate in the same proportion as the votes cast by shareholders other than Liberty Global, Discovery and their respective affiliates.

In addition, Liberty Global, Discovery and MHR will agree that for so long as any of them have the right to nominate at least one representative to the Starz Board, each of them will vote all of the Starz Common Shares owned by them and their respective controlled affiliates in favor of each of the other's respective director nominees, subject to certain exceptions set forth in the Starz Voting Agreement.

Under the Starz Voting Agreement, Liberty Global and Discovery will agree that if they or any of their controlled affiliates sell or transfer any of their Starz Common Shares to a shareholder or group of shareholders that beneficially own 5% or more of the Starz Common Shares, or that would result in a person or group of persons beneficially owning 5% or more of the Starz Common Shares, any such transferee will be required to agree to the transfer and voting provisions set forth in the Starz Voting Agreement.

Upon execution of the Starz Voting Agreement and the New Lionsgate Voting Agreement, the existing Voting and Standstill Agreement (as amended by the Studios Voting Agreement) will be automatically terminated and of no further force or effect.

The foregoing description of the Starz Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Starz Voting Agreement, which is included as Exhibit 99.17 to this Statement and incorporated herein by reference.

Starz Registration Rights Agreement

LGVL will enter into a registration rights agreement with Starz (the "Starz Registration Rights Agreement"), which will provide LGVL (together with certain of its affiliates) with certain registration rights, subject to the terms and conditions set forth therein. Among other things, LGVL will be entitled to two demand registration rights to request that Starz register all or a portion of its Starz Common Shares. In addition, in the event that Starz proposes to register any Starz Common Shares or securities convertible into or exchangeable for Starz Common Shares, either for Starz's own account or for the account of other security holders, LGVL will be entitled to certain "piggyback" registration rights allowing LGVL to include its shares in such registration, subject to customary limitations.

The registration rights described above will terminate on the first anniversary of the date that LGVL (together with certain of its affiliates) (i) beneficially owns less than 2% of the Starz Common Shares outstanding at the time of the consummation of the Separation Transactions and (ii) ceases to have a designated representative on the Starz Board.
Upon execution of the Starz Registration Rights Agreement, the existing Registration Rights Agreement will be automatically terminated and of no further force or effect.

The foregoing description of the Starz Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Starz Registration Rights Agreement, which is included as Exhibit 99.18 to this Statement and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Description

99.1 Share Purchase Agreement, dated as of November 10, 2015, among LGVL, DLIL, the Seller Funds and, solely for purposes of Section 5.03 thereof, Liberty Global and Discovery (incorporated herein by reference to Exhibit 99.1 to the Amendment No. 20 to Schedule 13D filed by MHR Institutional Partners III LP, MHR Institutional Advisors III LLC, MHR Fund Management LLC, MHR Holdings LLC and Dr. Rachesky with the SEC on November 13, 2015). https://www.sec.gov/Archives/edgar/data/929351/000095010315008841/dp61153_ex9901.htm

99.2 PPV Confirmation, dated as of November 12, 2015, between LGVL and Bank of America (incorporated herein by reference to Exhibit 99.2 to the Original Schedule 13D).
https://www.sec.gov/Archives/edgar/data/929351/000094787115000848/ss464431_ex9902.htm

99.3 Pledge Agreement, dated as of November 12, 2015, between LGVL and Bank of America (incorporated herein by reference to Exhibit 99.3 to the Original Schedule 13D).
https://www.sec.gov/Archives/edgar/data/929351/000094787115000848/ss464431_ex9903.htm

99.4 Reclassification Adjustment Confirmation, dated as of February 10, 2017, from Bank of America to LGVL (incorporated herein by reference to Exhibit 99.4 to Amendment No. 2).
https://www.sec.gov/Archives/edgar/data/929351/000094787117000112/ss30773_ex994.htm

99.5 Investor Rights Agreement, dated as of November 10, 2015, among MHR, LGVL, DLIL, the Issuer, Liberty Global, Discovery and the Seller Funds (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K (file number 1-14880) filed by the Issuer with the SEC on November 10, 2015).
https://www.sec.gov/Archives/edgar/data/929351/000119312515373657/d25245dex101.htm

99.6 Voting and Standstill Agreement, dated as of November 10, 2015, among the Issuer, the Seller Funds, LGVL, DLIL, Dr. Malone, MHR, Liberty Global, Discovery (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K (file number 1-14880) filed by the Issuer with the SEC on November 10, 2015).
https://www.sec.gov/Archives/edgar/data/929351/000119312515373657/d25245dex102.htm

99.7 Registration Rights Agreement, dated as of November 10, 2015, between the Issuer and LGVL (incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K (file number 1-14880) filed by the Issuer with the SEC on November 10, 2015).
https://www.sec.gov/Archives/edgar/data/929351/000119312515373657/d25245dex103.htm

99.8 Joint Filing Agreement, dated as of November 20, 2015, between LGVL and Liberty Global (incorporated herein by reference to Exhibit 99.8 to the Original Schedule 13D).
https://www.sec.gov/Archives/edgar/data/929351/000094787115000848/ss464431_ex9908.htm

99.9 Amendment No. 1 to Investor Rights Agreement, dated as of June 30, 2016, among MHR, LGVL, DLIL, the Issuer, Liberty Global, Discovery and the Seller Funds (incorporated herein by reference to Exhibit 99.9 to Amendment No. 1).
https://www.sec.gov/Archives/edgar/data/929351/000094787116001317/ss951_ex9909.htm

99.10 Amendment to Voting and Standstill Agreement, dated as of June 30, 2016, among the Issuer, the Seller Funds, LGVL, DLIL, Dr. Malone, MHR, Liberty Global and Discovery (incorporated herein by reference to Exhibit 99.10 to Amendment No. 1).
https://www.sec.gov/Archives/edgar/data/929351/000094787116001317/ss951_ex9910.htm

99.11 Investor Rights Agreement, dated as of May 13, 2024, among MHR, LGVL, DLIL, Studios, Liberty Global, Discovery and the Seller Funds (incorporated herein by reference to Exhibit 10.10 to the Registration Statement on Form S-1 (file number 333-278849) filed by Studios on May 14, 2024).
https://www.sec.gov/Archives/edgar/data/2006191/000119312524137683/d827569dex1010.htm

99.12 Amendment to Voting and Standstill Agreement, dated as of May 13, 2024, among the Issuer, Studios, the Seller Funds, LGVL, DLIL, MHR, Liberty Global and Discovery (incorporated herein by reference to Exhibit 10.9 to the Registration Statement on Form S-1 (file number 333-278849) filed by Studios on May 14, 2024).
https://www.sec.gov/Archives/edgar/data/2006191/000119312524137683/d827569dex109.htm

99.13 Form of Investor Rights Agreement, by and among New Lionsgate, LGVL, Liberty Global, MHR and the Seller Funds (incorporated herein by reference to Exhibit 10.23 to the Registration Statement on Form S-4 (file number 333-282630) filed by the Issuer on January 27, 2025).
https://www.sec.gov/Archives/edgar/data/929351/000119312525013443/d860983ds4a.htm#anxz

99.14 Form of Voting Agreement, by and among New Lionsgate, LGVL, Liberty Global, MHR and the Seller Funds (incorporated herein by reference to Exhibit 10.24 to the Registration Statement on Form S-4 (file number 333-282630) filed by the Issuer on January 27, 2025).
https://www.sec.gov/Archives/edgar/data/929351/000119312525013443/d860983ds4a.htm#anxaa

99.15 Form of Registration Rights Agreement, between New Lionsgate and LGVL (incorporated herein by reference to Exhibit 10.26 to the Registration Statement on Form S-4 (file number 333-282630) filed by the Issuer on January 27, 2025).
https://www.sec.gov/Archives/edgar/data/929351/000119312525013443/d860983ds4a.htm#anxcc

99.16 Form of Investor Rights Agreement, by and among Starz, LGVL, DLIL, Liberty Global, Discovery, MHR and the Seller Funds (incorporated herein by reference to Exhibit 10.27 to the Registration Statement on Form S-4 (file number 333-282630) filed by the Issuer on January 27, 2025).
https://www.sec.gov/Archives/edgar/data/929351/000119312525013443/d860983ds4a.htm#anxdd

99.17 Form of Voting Agreement, by and among Starz, LGVL, DLIL, Liberty Global, Discovery, MHR and the Seller Funds (incorporated herein by reference to Exhibit 10.28 to the Registration Statement on Form S-4 (file number 333-282630) filed by the Issuer on January 27, 2025).
https://www.sec.gov/Archives/edgar/data/929351/000119312525013443/d860983ds4a.htm#anxee

99.18 Form of Registration Rights Agreement, between Starz and LGVL (incorporated herein by reference to Exhibit 10.31 to the Registration Statement on Form S-4 (file number 333-282630) filed by the Issuer on January 27, 2025).
https://www.sec.gov/Archives/edgar/data/929351/000119312525013443/d860983ds4a.htm#anxhh

## Signatures
- Liberty Global Ltd.: /s/ Bryan H. Hall, Bryan H. Hall / Executive Vice President, General Counsel and Secretary (01/29/2025)
- Liberty Global Ventures Limited: /s/ Jeremy Evans, Jeremy Evans / Director (01/29/2025)